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September 9, 2015

Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Strongbridge Biopharma plc (f/k/a Cortendo plc)
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted August 17, 2015
CIK No. 0001634432

Dear Ms. Hayes:

On behalf of our client, Strongbridge Biopharma plc (f/k/a Cortendo plc), an Irish public limited company (the “Company”), we hereby provide responses to comments (the “Comments”) of (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated August 31, 2015 (the “Letter”) regarding the Company’s above-referenced Amendment No. 3 to Draft Registration Statement on Form F-1, as confidentially submitted to the Commission on August 17, 2015.  Contemporaneous with this submission, the Company is submitting Amendment No. 1 to the Registration Statement on Form F-1 (No. 333-206654) (the “Amended Registration Statement”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-46

1.              Please revise your Introduction disclosure to identify the exchange offer identified in pro forma adjustment 1A on page F-50 as a material transaction or tell us why it is not a material transaction for which pro forma effect is provided.  If material, also identify the pro forma statements of operations you present as being those of Cortendo plc and modify your disclosure regarding the presentation of a pro forma balance sheet in the penultimate paragraph on page F-46 to describe the changes in capital structure that will occur.  If not material, remove your pro forma adjustment 1A.

ABU DHABI • ATHENS • BEIJING • CENTURY CITY • CHICAGO • DUBAI • FRANKFURT • HONG KONG • HOUSTON • KAZAKHSTAN • LONDON • LOS ANGELES • MUNICH • NEW YORK • NORTHERN VIRGINIA PARIS • PHILADELPHIA • PITTSBURGH • PRINCETON • RICHMOND • SAN FRANCISCO • SHANGHAI • SILICON VALLEY • SINGAPORE • WASHINGTON, D.C. • WILMINGTON

Response:                                        We respectfully acknowledge the Staff’s comment and advise the Staff that the exchange offer is not a material transaction for purposes of pro forma presentation, as the net equity remains the same and there is no impact to the statement of operations as a result of the exchange offer.  The historical financial statements of Cortendo AB have been retroactively adjusted to reflect the effect of the exchange offer which included a 1 for 11 reverse share split.  As the historical financial information within the Amended DRS has been retroactively adjusted, no description of the transaction has been added to the penultimate paragraph on page F-46 and adjustment 1A has been removed.   Additionally, we have removed the previous column for Cortendo plc (now known as Strongbridge BioPharma), from the unaudited pro forma statement of operations.

2.              We acknowledge your responses to previous comments 3 and 5.  Given that the 2015 issuance of common stock and the transaction with Antisense Therapeutics are included in your June 30, 2015 historical financial statements and you identify no adjustments in your pro forma statements of income, please remove these transactions from your pro forma presentation or tell us why their retention is warranted.

Response:                                        We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised our unaudited pro forma disclosure to remove all discussions within the penultimate paragraph on page F-46 and the related columns on the unaudited pro forma statement of operations, with regard to the issuance of common stock and the transaction with Antisense Therapeutics as both transactions were completed and the effects of these transactions are included in our historical financial information as of June 30, 2015.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

Aron S. Izower

Reed Smith LLP

ASI:dl

cc:                                Stephen Long, Cortendo plc, by e-mail
Stuart Reid, Ernst & Young LLP, by e-mail
Divaker Gupta, Cooley LLP, by e-mail
Brent Siler, Cooley LLP, by e-mail